ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

Brett Cooper (415) 773-5918 bcooper@orrick.com

February 7, 2014

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sequans Communications S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-35135

Dear Ms. Blye:

This letter sets forth the responses of Sequans Communications S.A. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 31, 2014. For ease of reference, we have set forth each comment in the letter followed by the Company’s response.

General

1.	Comment: On page 6 of the 20-F, you state that a significant amount of your revenue is attributable to a small number of customers and that “Huawei” accounted for 16% of your revenue in 2012. The 2012 annual report of Huawei Investment & Holding Co., Ltd. (“Huawei Investment”) identifies a number of wholly-owned subsidiaries of Huawei Investment using the name Huawei, including Huawei Technologies Co., Ltd. (“Huawei Technologies”). We note recent negative publicity regarding Huawei Technologies’ operations in Iran and other sanctioned countries, including articles and other documents that refer to that company as “Huawei” and allege that Huawei Technologies assisted the Iranian regime in tracking opposition figures by installing tracking equipment for telecommunications providers in Iran. Iran is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Huawei to have an adverse impact upon your reputation and share value in light of the recent negative publicity regarding the activities of Huawei Technologies.

Cecilia Blye

February 7, 2014

Response: The Company has been selling products indirectly to Huawei Technologies through distributors, primarily Arrow Asia Pac Ltd. in Hong Kong, since 2007. The Company is typically in contact with Huawei Technologies personnel for technical support, although on larger projects the Company may also be in contact with Huawei Technologies’ end customer (the operator) for product testing on the operator’s network. This is the case, for example, with the Company’s current main revenue generating project with Huawei Technologies, which is a portable router sold by Huawei Technologies to KDDI Corporation, a wireless operator in Japan. For this project, the Company is currently sending its technical support personnel to KDDI Corporation where they work with both Huawei Technologies and KDDI Corporation personnel.

The Company understands that when Huawei Technologies sells to small operators in emerging markets in Southeast Asia, the Middle East and Africa, on an individual basis each deal represents small sales volume for Huawei Technologies. However, these operators are urged to take “off-the-shelf” solutions so that Huawei Technologies can produce large aggregate sales volumes. These large volumes justify Huawei Technologies’ investment with respect to these small operators, otherwise this line of business would likely not be profitable for Huawei Technologies. The Company is typically not involved with the operators in these small transactions, and the Company has not had any involvement with any Iranian operators.

The Company has not sent any employees to Iran or designed any product for Huawei Technologies specifically for the Iranian market. However, the Company does not know where or to whom Huawei Technologies sells its products, or if Huawei supplies Iranian customers with products that incorporate the Company’s devices. Huawei Technologies has a number of 4G products that incorporate the Company’s products. Huawei Technologies also procures 4G technology from the Company’s competitors, and they also develop 4G technology through their in-house solution High Silicon.

The Company believes that its relationship with Huawei Technologies is not unique in its industry. Therefore, the Company believes there is minimal risk to its reputation and stock price because the Company does not operate in Iran or design products for the Iranian market, and the Company’s competitors are exposed to similar risks relating to Huawei Technologies.

Cecilia Blye

February 7, 2014

2.	Comment: On page 32 of the 20-F, you disclose your revenue figures for the Europe, Middle East and Africa region, and on page 55 you disclose that you had between 141 and 163 employees in that region between 2011 and 2012. On page 2 of Exhibit 99.1 of the 6-K filed October 24, 2011, you state that “several OEMs and ODMs are preparing to ship products in 2012 using [your] new chips to serve operators in [locations including] Latin America.” Cuba, Sudan and Syria, countries located in Latin America, Africa and the Middle East, are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture partners or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response: The Company has no known past, current, or anticipated contacts with any companies or persons in Cuba, Sudan or Syria, directly or through subsidiaries, affiliates, distributors, partners, customers, joint venture partners or other indirect arrangements. The Company has no business activity, either buying or selling, and the Company has no business prospects, in Cuba, Sudan or Syria. The Company has no employees in these countries, and it has not sent, and will not send, any employees to these countries. The Company has had no agreements, commercial arrangements or other contacts with the governments of Cuba, Sudan, or Syria or entities under their control. The Company maintains policies, procedures, and training programs, and has resources dedicated to help ensure that it is operating in full compliance with export control and economic sanctions laws and regulations.

3.

Comment: Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate

Cecilia Blye

February 7, 2014

activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response: As discussed in the response to Comment #2 above, the Company has no known past, current, or anticipated direct or indirect contacts with any companies or persons in Cuba, Sudan or Syria during the last three fiscal years and the subsequent interim period. Accordingly, the Company does not believe that there exists a material investment risk for its security holders, and the Company does not anticipate any potential impact therefrom on its reputation or share value.

If you have any questions about this filing, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper
Brett Cooper

cc:	Deborah Choate
Sequans Communications S.A.

Cecilia Blye

February 7, 2014

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Deborah Choate

Deborah Choate

Chief Financial Officer